                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                             EAGLE BANCSHARES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26942C-10-9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                              Perry & Bagheri, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 23, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 18 Pages                           Exhibit Index at page 17

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners, L.P. / 52-1899611

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    39,650 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    39,650 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               39,650 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, Inc. / 52-1891904

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               Incorporated: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    39,650 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    39,650 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               39,650 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    332,250 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    332,250 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               332,250 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.0%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 4 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, L.L.C. / 91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    332,250 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    332,250 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               332,250 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.0%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 5 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Eric D. Hovde / ###-##-####
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH (1)
                    371,900 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    371,900 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               371,900 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(1)  The 371,900 Shares beneficially owned by Eric D. Hovde, 39,650 are as controlling shareholder of Hovde Capital, Inc. and 332,250 Shares are as managing member of Hovde Capital, L.L.C..

Page 6 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Steven D. Hovde / ###-##-####
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH (2)
                    371,900 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    371,900 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               371,900 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(2) The 371,900 Shares beneficially owned by Steven D. Hovde, 39,650 are as controlling shareholder of Hovde Capital, Inc. and 332,250 Shares are as managing member of Hovde Capital, L.L.C.

Page 7 of 18 Pages

Item 1.  Security and Issuer

The class of security to which this statement relates is the common stock, par value $1.00 per share (the "Shares"), of Eagle Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4419 Cowan Road, Tucker, Georgia, 30084.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C. (the "General Partners"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as members and officers of the General Partners. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     (b)  None.

Page 8 of 18 Pages

     (c)  None.

     (d)  None.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of March 27, 2000, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 5,540,071 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by the General Partners acting through their chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members and officers of the General Partners, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partners, its executive officers or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of March 27, 2000, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT] (Incorporated by reference to Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on March 9,
               2000)
Exhibit C -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners, L.P. (Incorporated by reference to Schedule 13D, filed with the Commission on March 9, 2000)
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners, L.P. (Incorporated by reference to Schedule 13D, filed with the Commission on March 9, 2000)
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners, L.P. (Incorporated by reference to Schedule 13D, filed with the Commission on March 9, 2000)
Exhibit F -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on March 9,
               2000)
Exhibit G -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on March 9,
               2000)
Exhibit H -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on March 9,
               2000)
Page 9 of 18

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         ----------------------------------------------

                         STEVEN D. HOVDE

                              /s/ Steven D. Hovde
                         ----------------------------------------------


Dated:    3/27/00

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners, L.P.                     make investments primarily in equity
                                   securities of financial institutions.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, Inc.                Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Incorporated: State of Delaware

Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada

Eric D. Hovde                      Investment banker
                                   Hovde Financial, Inc.
                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036

Steven D. Hovde                    Investment banker
                                   Hovde Financial, Inc.
                                   1629 Colonial Parkway
                                   Inverness, Illinois 60067


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(3)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (4)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(3) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, Chief Executive Officer of Hovde Capital, Inc; President, Treasurer of Hovde Capital, L.L.C.

(4) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------


Financial           $748,143.11         $374,071.56/        Working Capital/
Institution                             $374,071.56         Margin Account(5)
Partners, L.P.

Hovde Capital,      $748,143.11         $374,071.56/        Working Capital/
Inc.                                    $374,071.56         Margin Account of
                                                            Affiliate(5)

Financial           $5,301,004.58       $2,650,502.29/      Working Capital/
Institution                             $2,650,502.29       Margin Account(6)
Partners II, L.P.

Hovde Capital,      $5,301,004.58       $2,650,502.29/      Working Capital/
L.L.C.                                  $2,650,502.29       Margin Account of
                                                            Affiliate(6)



-----------------------------------------------------
(5) $374,071.56 was financed through a margin account with Banc of America Securities LLC at Federal Funds rate +5/8.
(6) $2,650,502.29 was financed through a margin account with Banc of America Securities LLC at Federal Funds rate +5/8.

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


          Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         39,650                        0.7%
Partners, L.P.

Hovde Capital, Inc.           39,650                        0.7%

Financial Institution         332,250                       6.0%
Partners II, L.P.

Hovde Capital, L.L.C.         332,250                       6.0%

Eric D. Hovde                 371,900                       6.7%

Steven D. Hovde               371,900                       6.7%
-------------------------------------------------------------------------------

Aggregate Shares Held by      371,900                       6.7%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days of March 27, 2000:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Financial      3/23/00        10,000    $15.125        Buy          Morgan
Institution                                                         Keegan
Partners II,
L.P.           3/22/00        1,500     $15.00         Buy          Morgan
                                                                    Keegan

               3/21/00        3,000     $15.00         Buy          Morgan
                                                                    Keegan

               3/20/00        3,500     $14.625        Buy          Morgan
                                                                    Keegan

               3/17/00        6,000     $14.7188       Buy          Morgan
                                                                    Keegan

               3/16/00        13,500    $14.6111       Buy          Morgan
                                                                    Keegan

               3/15/00        10,000    $14.6875       Buy          Morgan
                                                                    Keegan

               3/14/00        1,500     $14.3125       Buy          Morgan
                                                                    Keegan

               3/9/00         9,000     $14.0903       Buy          Morgan
                                                                    Keegan

               3/8/00         7,000     $14.2768       Buy          Morgan
                                                                    Keegan

               3/7/00         6,000     $14.6875       Buy          Morgan
                                                                    Keegan

               3/6/00         5,000     $14.8          Buy          Morgan
                                                                    Keegan

               3/2/00         3,000     $14.8125       Buy          Morgan
                                                                    Keegan

               2/29/00        10,000    $14.9375       Buy          Morgan
                                                                    Keegan

               2/28/00        10,000    $15.0625       Buy          Morgan
                                                                    Keegan

               2/25/00        2,500     $15.125        Buy          Morgan
                                                                    Keegan

               2/24/00        2,500     $15.125        Buy          Morgan
                                                                    Keegan

               2/23/00        2,500     $15.125        Buy          Morgan
                                                                    Keegan

               2/18/00        5,500     $15.1761       Buy          Morgan
                                                                    Kegan
Page 15 of 18


               2/16/00        5,000     $15.8125       Buy           Morgan
                                                                     Keegan

               2/15/00        5,000     $15.8125       Buy           Morgan
                                                                     Keegan

               2/14/00        3,000     $15.8125       Buy           Morgan
                                                                     Keegan

               2/11/00        10,000    $16.125        Buy           Morgan
                                                                     Keegan

               2/10/00        8,000     $16.375        Buy           Morgan
                                                                     Keegan

               2/9/00         10,000    $16.15625      Buy           Morgan
                                                                     Keegan

               2/8/00         3,000     $16.1875       Buy           Morgan
                                                                     Keegan

               2/7/00         1,000     $16.5625       Buy           Morgan
                                                                     Keegan

               2/4/00         1,000     $16.6875       Buy           Morgan
                                                                     Keegan

               2/3/00         3,500     $16.5625       Buy           Morgan
                                                                     Keegan

               2/2/00         3,000     $16.8125       Buy           Morgan
                                                                     Keegan

               2/1/00         2,000     $16.6875       Buy           Morgan
                                                                     Keegan

               1/31/00        2,000     $16.6875       Buy           Morgan
                                                                     Keegan


Page 16 of 18


                                  EXHIBIT INDEX



                                             Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)              18

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR
               CONFIDENTIAL TREATMENT] (7) (Incorporated by
               reference to Schedule 13D, filed with the
               Securities and Exchange Commission (the "SEC")
               on March 9, 2000)

Exhibit C -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on March 9, 2000)

Exhibit D -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on March 9, 2000)

Exhibit E -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on March 9, 2000)

Exhibit F -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on March 9, 2000)

Exhibit G -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on March 9, 2000)

Exhibit H -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on March 9, 2000)



------------------------------------------
(6) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: President

                    HOVDE CAPITAL, INC.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: President

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                         /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    3/27/00


Page 18 of 18